Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED AUGUST 31, 2023

(Expressed in Canadian dollars unless otherwise stated)

October 13, 2023

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2023

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of GoldMining Inc. for the three and nine months ended August 31, 2023, should be read in conjunction with its unaudited condensed consolidated interim financial statements and the notes thereto for the three and nine months ended August 31, 2023, and its annual information form (the "AIF") and audited consolidated financial statements for the year ended November 30, 2022, copies of which are available under its profile at www.sedarplus.ca.

References in this MD&A to the "Company" mean "GoldMining Inc.", together with its subsidiaries, unless the context otherwise requires. Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars and references to "R$" are to Brazilian Reals.

The Company's unaudited condensed consolidated interim financial statements for the three and nine months ended August 31, 2023 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. Unless otherwise stated, all information contained in this MD&A is as of October 13, 2023.

Forward-looking Information

This document contains certain forward-looking information and forward-looking statements, as respectively defined under applicable Canadian and United States securities laws (collectively, "forward-looking statements"), including statements regarding the Company's: (i) future exploration and development plans; (ii) capital requirements and ability to obtain requisite financing; (iii) expectations respecting the receipt of necessary licences and permits, including obtaining extensions thereof; and (iv) the Company's strategy and future business plans. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "estimates", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "should" or "will" be taken, occur or be achieved. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates including: (i) assumptions about general business and economic conditions; (ii) commodities prices; (iii) the ability of the Company to identify and execute on value enhancement opportunities such as joint ventures, option agreements and other divestitures; (iv) the availability of equity and other financing on reasonable terms or at all, including necessary financing to meet the Company's contractual obligations to maintain its property interests or exercise mineral property options; (v) the timing and ability to obtain requisite operational, environmental and other licences, permits and approvals, including extensions thereof; and (vi) the value of publicly traded securities held by the Company. Investors are cautioned that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including, but not limited to: (i) the Company's limited operating history; (ii) general economic and market conditions; (iii) the Company may not being able to obtain necessary financing on acceptable terms or at all; (iv) any inability to identify or complete value enhancing transactions on acceptable terms or at all; (v) the Company losing or abandoning its property interests; (vi) the Company's properties being in the exploration stage and without known bodies of commercial ore; (vii) the Company being able to obtain or maintain all necessary permits, licences and approvals; (viii) environmental laws and regulations becoming more onerous; (ix) potential defects in title to the Company's properties; (x) fluctuating exchange rates; (xi) fluctuating commodities prices; (xii) operating hazards and other risks of the mining and exploration industry; (xiii) competition; potential inability to find suitable acquisition opportunities and/or complete the same; (xiv) fluctuations in the market price of publicly traded securities held by the Company; and (xv) other risks and uncertainties listed in the Company's public filings, including those set out under "Risk Factors" in the AIF.

These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2023

Business Overview

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru.

The Company's projects currently include the La Mina, Titiribi and Yarumalito Gold-Copper Projects, located in Colombia; the São Jorge, Cachoeira, Surubim, Boa Vista, Batistão, Montes Aureos and Trinta Gold Projects, located in Brazil; the Crucero Gold Project, located in Peru; the Almaden Gold Project, located in Idaho, United States, which is subject to an option to a subsidiary of NevGold Corp. ("NevGold"); and the Yellowknife Gold Project and Rea Uranium Project, located in Northwest Territories and Alberta, Canada, respectively.

In addition, as of the date hereof, the Company owns approximately 80% of the outstanding shares of common stock of U.S. GoldMining Inc. ("US GoldMining"), a subsidiary of the Company that completed its initial public offering (the "IPO") and listing on the Nasdaq Capital Market ("NASDAQ") in April 2023 and whose sole project is currently the Whistler Gold-Copper Project, located in Alaska, U.S.A. (the "Whistler Project"). See "Recent Developments".

The Company's common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange under the symbol "GOLD", on the NYSE American under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR". US GoldMining's common shares and warrants (the "US GoldMining Shares" and "US GoldMining Warrants") are listed on NASDAQ under the symbols "USGO" and "USGOW", respectively.

The head office and principal address of the Company is Suite 1830, 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2, Canada.

Company Strategy

The Company's long-term growth strategy of acquiring and developing gold assets in the Americas is premised on a disciplined execution strategy of advancing the existing portfolio including pursuing partnerships and joint ventures, while also continuing to evaluate accretive acquisition opportunities and potential spin-outs and property divestiture opportunities.

Recent Developments

Advancement of the Whistler Gold-Copper Project

On February 28, 2022, the Company announced that its board of directors had approved a strategy to advance the Whistler Project, as a separate company. As a result of such initiative, on April 24, 2023, the Company announced that US GoldMining, the Company's subsidiary that holds the Whistler Project, completed its IPO.

Pursuant to the IPO, 2,000,000 units were issued by US GoldMining (the "Units") at a price of US$10.00 per Unit, with each Unit consisting of one share of common stock and one warrant, exercisable into a US GoldMining Share at a price of US$13.00 per share for a period of three years from closing. The gross proceeds to US GoldMining from the IPO were $27.1 million (US$20.0 million).

The Company acquired 122,490 Units in the IPO for total consideration of $1.7 million (US$1.2 million). On completion of the IPO, the Company held 9,622,491 US GoldMining Shares, or approximately 79.3% of the outstanding US GoldMining Shares and 122,490 warrants. During the nine months ended August 31, 2023, GoldMining, acquired a further 255,770 US GoldMining Shares for $3.4 million including transaction costs, through open market purchases through the facilities of NASDAQ. As previously disclosed, on completion of the IPO, GoldMining was repaid US$1.7 million that was previously advanced to US GoldMining.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2023

As at August 31, 2023, GoldMining held 9,878,261 US GoldMining Shares, or approximately 80% of the outstanding US GoldMining Shares and 122,490 warrants, reflecting a fair value of $133.6 million (US$98.9 million) based upon the closing prices of such securities on August 31, 2023. US GoldMining is consolidated by the Company as it is majority owned and controlled having common management and a common director. As a result, US GoldMining's earnings and losses are included in the Company's consolidated statements of comprehensive loss, with net loss and comprehensive loss attributable to non-controlling shareholders of US GoldMining being separately disclosed Non-Controlling Interests ("NCI"). The NCI in US GoldMining's net assets is reflected in the consolidated statements of financial position and the consolidated statements of changes in equity. As of and for the three and nine month periods ended August 31, 2023, the NCI in the Company's consolidated financial statements relates solely to US GoldMining.

Option of Almaden Project and Strategic Investments in NevGold Corp.

On July 4, 2022, the Company entered into an option agreement (the "Option Agreement") with NevGold and its subsidiary, pursuant to which the Company's subsidiary granted NevGold's subsidiary an option to acquire 100% of the Almaden Project in consideration for 4,444,444 common shares of NevGold ("NevGold Shares"). On January 1, 2023, the Company's subsidiary received 3,658,536 NevGold Shares in satisfaction of a $1.5 million option payment under the Option Agreement. On July 13, 2023, the Company's subsidiary received 4,109,589 NevGold Shares in satisfaction of a $1.5 million option payment under the Option Agreement.

In order to exercise their option under the Option Agreement, NevGold and its subsidiary must make: (i) an additional option payment of $3.0 million on or before January 1, 2024; and (ii) complete certain qualifying expenditures to be completed by NevGold to exercise the Option along with additional success-based contingent payments totalling up to $7.5 million. Please refer to the AIF for additional information.

In connection with the transaction, GoldMining agreed to, subject to certain conditions, purchase additional NevGold equity in an amount to the lesser of $1.25 million and 40% of the total gross proceeds raised by NevGold in certain qualifying financings announced prior to November 30, 2022. In connection therewith, on December 5, 2022, GoldMining acquired 2,976,000 units ("Units") of NevGold at a price of $0.42 per Unit in a brokered private placement, for a total purchase price of $1.25 million. Each Unit, consisted of one NevGold Share and one-half of one warrant (each whole warrant, a "Warrant") of NevGold. Each Warrant entitles the holder to purchase one NevGold Share at an exercise price of $0.60 until December 5, 2024. GoldMining currently holds 16,670,250 NevGold Shares, or 22.1% of NevGold's issued and outstanding shares and 1,488,100 Warrants after the receipt of the July 2023 option payment. Effective July 13, 2023, as a result of the increase in ownership in NevGold above 20%, the Company exercises significant influence over NevGold and now accounts for its ownership in NevGold as an investment in associate using the equity method.

Repayment of Margin Loan Facility

On October 28, 2021, as amended on July 27, 2022, October 27, 2022, May 25, 2023 and June 21, 2023, the Company established a margin loan facility (the "Facility") for $13.4 million (US$10 million). The Facility: (i) was subject to an interest rate of 3-month USD Adjusted Term Secured Overnight Finance Rate ("SOFR") plus 5.65% per annum, with the unutilized portion of the Facility subject to a standby fee of 3.00% per annum; (ii) matured on the earlier of October 27, 2023 or an earlier repayment date in accordance with its terms.

In February 2023 and May 2023 the Company and the lender modified the Facility, pursuant to which the Company made partial repayments of the Facility in amounts totaling $5.5 million (US$4.0 million). In June 2023, the Facility was further amended and the Company repaid $1.5 million (US$1.2 million) without incurring early repayment fees and made a further $1.5 million (US$1.2 million) repayment on July 28, 2023 and the Facility maturity date was revised to August 30, 2023, and a final payment of $1.6 million (US$1.2 million) was made on August 29, 2023.

As of August 31, 2023, the Facility has been fully repaid, the outstanding principal is $nil and there are no remaining obligations. Additionally, the 20,700,000 GRC shares that were held as security for the Facility were released.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2023

At-the-Market Equity Program

On December 30, 2022, the Company announced an updated at-the-market equity distribution program (the "ATM Program"). The ATM Program allows the Company to distribute up to US$50.0 million (or the equivalent in Canadian dollars) of its common shares (the "ATM Shares"). Sales of ATM Shares through the ATM Program will be made pursuant to an equity distribution agreement dated December 30, 2022 with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Haywood Securities, Laurentian Bank Securities Inc. and Roth Capital Partners, LLC (collectively, the "Agents"). The ATM Shares sold under the ATM Program are to be sold at the prevailing market price on the TSX or the NYSE American, as applicable, at the time of sale. Unless earlier terminated by the Company or the agents as permitted therein, the ATM Program will terminate upon the earlier of: (i) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$50.0 million (or the equivalent in Canadian dollars); or (ii) November 27, 2023.

During the three months ended August 31, 2023, the Company issued and sold a total of 6,471,309 ATM Shares under the ATM Program. 3,870,309 ATM Shares were issued and sold through the facilities of the NYSE American for gross proceeds of US$3.6 million ($4.8 million). The net proceeds from such sales was US$3.5 million and the Agents were paid commissions on such sales of approximately US$0.1 million, representing 2.50% of the gross proceeds of the ATM Shares sold. 2,601,000 ATM Shares were issued and sold under the ATM Program through the facilities of the TSX for gross proceeds of $2.9 million. The net proceeds from such sales was $2.8 million and the Agents were paid commissions on such sales of approximately $0.07 million, representing 2.50% of the gross proceeds of the ATM Shares sold.

During the nine months ended August 31, 2023, the Company issued a total of 12,268,938 ATM Shares under the ATM Program for gross proceeds of $17.7 million. Aggregate gross proceeds raised over the nine months ended August 31, 2023, were approximately $4.6 million on the TSX (net proceeds $4.5 million) and US$9.7 million on the NYSE American (net proceeds US$9.5 million), and the Agents were paid aggregate commissions on such sales of approximately $0.12 million and US$0.24 million, representing 2.50% of the gross proceeds of the ATM Shares sold.

Subsequent to August 31, 2023, the Company had sales of 2,062,358 ATM Shares under the ATM Program for gross proceeds of approximately $2.2 million. Aggregate gross proceeds raised were approximately $2.1 million on the TSX (representing net proceeds of $2.05 million) and US$0.049 million on the NYSE American (representing net proceeds of US$0.049 million), and the Agents were paid aggregate commissions on such sales of approximately $0.05 million and US$0.001 million.

Update on Material Properties

The Company is currently in the process of identifying and planning additional work relating to its projects with the goal of directing resources to enhance value at prioritized projects (the "Strategic Review Process"). To date, pursuant to this Strategic Review Process, the Company has identified additional studies and reports to be completed at certain of its properties as detailed below. Such work may include undertaking additional studies, economic assessments and exploration and development work.

The Company currently plans to continue to maintain each of its existing projects in good standing.

La Mina Gold-Copper Project

During the three and nine months ended August 31, 2023, the Company incurred $0.1 million and $0.5 million, respectively, of expenditures on the La Mina Gold-Copper Project, which included expenditures for camp maintenance, consulting fees to vendors that provided geological and technical services including work on an updated Mineral Resource Estimate, work on an updated Preliminary Economic Assessment ("PEA"), payroll and personnel expenses and surface rights lease payments.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2023

On January 23, 2023, the Company announced an updated Mineral Resource Estimate subsequent to additional drilling on the La Garrucha concession at the La Mina Project. The estimate included a maiden resource estimate on the La Garrucha deposit which incorporates drilling completed by the Company in 2022.

In connection with the updated Mineral Resource Estimate, on February 27, 2023, the Company filed a technical report titled "NI 43-101 Technical Report and Preliminary Economic Assessment for the La Mina Project, Antioquia, Republic of Colombia" dated effective December 20, 2022.

On the strength of the updated Mineral Resource Estimate, the Company announced the results of an updated PEA on the La Mina Project located in Antioquia, Colombia that incorporates the recently discovered La Garrucha deposit into the mine plan, which was the subject of a maiden mineral resource estimate announced on January 23, 2023.

In connection with the updated PEA, on September 7, 2023, the Company filed a technical report titled "NI 43-101 Technical Report and Preliminary Economic Assessment for the La Mina Project, Antioquia, Republic of Colombia" dated effective July 24, 2023. For further information regarding the La Mina Project, please refer to such technical report, a copy of which is available under the Company's profile at www.sedarplus.ca.

São Jorge Gold Project

During the three and nine months ended August 31, 2023, the Company incurred $0.2 million and $0.3 million, respectively, of expenditures on the São Jorge Project. These expenditures included land access fees, consulting fees to vendors that provided geological and technical services and expenditures for camp maintenance costs.

A review of the geological and resource models for the deposit continues to integrate the new information obtained from the core sampling program that was completed in 2022 as well as some localized soil sampling programs. The Company has also completed a program with third party consultants to compile and interpret an existing database of geophysical surveys and data completed by previous operators. This new information will assist in better constraining the geological and resource model for the deposit and help identify additional exploration targets.

The Company is currently evaluating a potential exploration program to investigate numerous targets identified with geophysical and soil gold anomalies distributed throughout the property focusing within a five-kilometre radius of the existing São Jorge deposit. The Company has not finalized any exploration plans as of the date hereof.

Whistler Gold-Copper Project

During the three and nine months ended August 31, 2023, US GoldMining incurred expenditures of $2.0 million and $2.4 million, respectively, on the Whistler Project which included consulting fees to vendors for geological and environmental work, permitting, regulatory and community stakeholder engagements and other technical services, and camp restoration and maintenance costs.

US GoldMining's currently planned exploration program over the 2023 and 2024 field seasons consists of up to 10,000-meters of core drilling, surface exploration which may include soil geochemical sampling and geophysical surveying, and collection of mine planning and mineral processing information including metallurgical, geotechnical and hydrogeological data. Environmental baseline data collection, as well as heritage, archaeological and traditional land use studies, are also expected to take place in 2023.

On August 21, 2023, US GoldMining announced the commencement of its 2023 Phase 1 Drilling Program. The program comprises up to an initial 5,000 meters of the budgeted and fully funded 10,000-meter drilling program. The drill core will be logged and sampled at the existing Whistler Project facility and samples will be sent to the Bureau Veritas North America Ltd. laboratory in Fairbanks, AK, for processing and assaying.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2023

Titiribi Gold-Copper Project

During the three and nine months ended August 31, 2023, the Company incurred $0.1 million and $0.2 million, respectively, of expenditures on the Titiribi Project, which included expenditures for camp maintenance costs, payroll and personnel expenses and surface rights lease payments. The Company maintains the Titiribi Project in good standing. The Company had initially proposed a work program which included a drill program to be completed in 2022, however the program has received approval for deferral from Antioquia's Secretary of Mines. A deferral of this program was submitted as a result of restrictions due to the COVID-19 pandemic, as well as recent proceedings of the local municipality, described in further detail below, which was granted and extends to April 2024. With the granting of the deferral, the initially planned work program will be deferred as the Company focuses on higher priority projects.

In August 2021, the Municipal Council of Titiribi issued a Territorial Ordinance Scheme which prohibits mining and mineral exploitation activities in the municipality. The Company believes that the Territorial Ordinance Scheme is unconstitutional and outside the authority of the municipality. As such, the Company plans to challenge this decision of the municipality through appropriate proceedings on the same basis as the prior successful challenge of the municipality's similar actions in 2017 and 2018. While the Company believes that it will be successful based on the advice of its local counsel and past precedent, there can be no assurance that it will be successful in such proceedings, which are subject to the risks normally associated with such legal proceedings, generally.

Long-term Investments

Gold Royalty Corp.

As at August 31, 2023, the Company owns 21,433,125 shares of NYSE American listed, Gold Royalty Corp. ("GRC"). The shares owned by the Company had a fair value of $42.3 million at August 31, 2023.

During the three and nine months ended August 31, 2023, the Company acquired 131,872 and 254,466, respectively, of GRC common shares for $0.3 million and $0.7 million, respectively, including transaction costs, through open market purchases over the facilities of the NYSE American.

NevGold Corp.

As of August 31, 2023, the Company owns 16,670,250 NevGold Shares, which had a fair value of $5.5 million at August 31, 2023. Additionally, the Company owns Warrants convertible into 1,488,100 NevGold Shares at a price of $0.60 per NevGold Share until December 5, 2024. As the Company has significant influence over NevGold, it accounts for its ownership in NevGold using the equity method.

During the three and nine months ended August 31, 2023, the Company received 3,658,536 and 7,768,115, respectively, of NevGold common shares with a fair value of $1.1 million and $2.7 million, respectively, under the terms of the Option Agreement. Additionally, during the nine months ended August 31, 2023, the Company acquired 2,976,200 NevGold common shares and 1,488,100 Warrants in a brokered private placement for $1.3 million.

Other Investments

Investment in U.S. GoldMining Inc.

As at August 31, 2023, the Company owns 9,878,261 US GoldMining Shares and 122,490 warrants to purchase US GoldMining Shares. The shares and warrants owned by the Company had a market value of $133.6 million (US$98.9 million) at August 31, 2023 based on the price of such securities on NASDAQ.

During the nine months ended August 31, 2023, the Company acquired 255,770 US GoldMining common shares for $3.4 million, including transaction costs, through open market purchases over the facilities of the NASDAQ.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2023

The Company controls US GoldMining and consolidates the assets of US GoldMining on its Statement of Financial Position and, therefore, the market value of the securities is not reflected in the Company's consolidated financial statements.

The following table shows the assets and liabilities of US GoldMining:

August 31,
2023
(in thousands of dollars)	($)
Assets
Cash and cash equivalents	18,611
Restricted cash	118
Prepaid expenses and deposits	2,078
Other receivables	199
Inventory	43
Camp structures	1,274
Right-of-use assets	218
22,541

Liabilities
Accounts payable and accrued liabilities	326
Due to related parties	5
Rehabilitation provision	306
Withholdings taxes payable	244
Lease liability	208
1,089

Results of Operations

Three months ended August 31, 2023, compared to the three months ended August 31, 2022

For the three months ended August 31, 2023, the Company had an operating loss of $4.7 million, compared to an operating loss of $2.1 million for the same period of 2022. The increase in operating loss was primarily the result of greater activity in US GoldMining, which had an operating loss during the period of $3.5 million, compared to an operating loss of $0.5 million for the same period of 2022. On a consolidated basis, increases in operating losses were primarily the result of increased exploration expenses, general and administrative expenses, share-based compensation, offset by a recovery on the grant of a mineral property option on the Almaden Project.

General and administrative expenses were $2.2 million in the three months ended August 31, 2023, compared to $0.9 million in the three months ended August 31, 2022. The increase was primarily the result of higher investor communications, marketing, insurance and regulatory expenses associated with increased activity related to US GoldMining before and after the completion of its IPO.

Directors' fees, salaries and benefits, which includes management and personnel salaries, were $0.5 million in the three months ended August 31, 2023, compared to $0.4 million in the same period of 2022. The increase was primarily due to the hiring of additional staff and the addition of a director to the Company's board.

Exploration expenses were $2.6 million in the three months ended August 31, 2023, compared to $1.1 million in the three months ended August 31, 2022. The increase was primarily due to increases in exploration expenditures associated with the Whistler Project and increased exploration on the São Jorge and Yarumalito Projects, partially offset by a decrease in expenditures on the La Mina Project.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2023

Exploration expenditures on a project basis for the three and nine month ended August 31, 2023 were as follows:

					For the period from
	For the three months ended		For the nine months ended		incorporation,
	August 31,		August 31,		September 9, 2009, to
	2023	2022	2023	2022	August 31, 2023
(in thousands of dollars)	($)	($)	($)	($)	($)
Whistler	1,982	156	2,433	242	6,023
La Mina	110	723	476	1,258	3,163
São Jorge	174	68	307	199	1,725
Yarumalito	84	16	205	40	371
Crucero	181	119	182	119	617
Titiribi	70	67	180	207	2,283
Rea	5	5	65	23	362
Cachoeira	7	6	44	26	6,812
Yellowknife	16	12	34	55	1,302
Almaden	-	(27)	2	47	314
Surubim	-	-	-	-	210
Other Exploration Expenses	-	1	-	1	3,419
Total	2,629	1,146	3,928	2,217	26,601

Non-cash share-based compensation expenses were $0.5 million in the three months ended August 31, 2023, compared to $0.2 million in the three months ended August 31, 2022. The increase was primarily the result of a higher number of the Company's options vesting during the three months ended August 31, 2023 and share-based compensation recorded by US GoldMining, compared to the three months ended August 31, 2022. Share-based compensation for the three months ended August 31, 2023 includes $0.2 million recorded by US GoldMining with respect to the vesting of stock options and performance based restricted US GoldMining Shares, compared to $nil in the three months ended August 31, 2022. During the three months ended August 31, 2023, no options were granted (three months ended August 31, 2022: options were granted to employees and consultants of the Company, which had a weighted average exercise price of $1.28 per GoldMining Share and were valid for a period of 5 years from their grant dates).

Professional fees were $0.3 million in the three months ended August 31, 2023, compared to $0.7 million in the three months ended August 31, 2022. The decrease was primarily the result of significant costs incurred in the prior comparative period for legal, accounting, tax and advisory services, associated with preparations for US GoldMining's IPO.

A recovery on the receipt of mineral property option payment of $1.6 million was recognized by the Company for the three months ended August 31, 2023, compared to $1.4 million in the three months ended August 31, 2022. The recovery resulted from the receipt of NevGold Shares as an option payment from NevGold in the amount of $1.6 million for the Almaden Project, which had a carrying value of $nil.

Dividend income was $0.3 million in each of the three months ended August 31, 2023 and 2022. Dividend income was comprised of the quarterly cash dividends paid by GRC on June 30, 2023. In the three months ended August 31, 2023, such dividend income was reinvested by the Company to acquire GRC Shares pursuant to GRC's dividend reinvestment program. On July 31, 2023, GRC announced the suspension of dividends under its dividend program.

For the three months ended August 31, 2023, the Company recognized a loss on recognition of investment in associate of $0.9 million, compared to $nil in the three months ended August 31, 2022. The loss resulted from the discontinuation of accounting for the NevGold investment at fair value through other comprehensive income ("FVTOCI"), resulting in a loss of $0.9 million being reclassified from other comprehensive income to profit and loss.

For the three months ended August 31, 2023, the Company recognized a loss on modification of the Company's margin loan facility of $0.2 million, as a result of an early repayment of principal on the Company's credit facility in the amount of $4.5 million (US$3.4 million).

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2023

Financing costs were $0.3 million in the three months ended August 31, 2023, compared to $0.5 million in the three months ended August 31, 2022 as a result of the early repayment of the margin loan facility.

For the three months ended August 31, 2023, the Company recognized a loss on impairment of exploration and evaluation assets for its Surubim Project in the amount of $1.8 million, compared to $nil in the three months ended August 31, 2022. The Company's Surubim Project consists of the Surubim and Rio Novo concessions located in Para State, Brazil. During the quarter ended August 31, 2023, the Company continued efforts to negotiate an extension for its Rio Novo concessions under the Jarbas Agreement, but after failing to settle, provided the property vendor with a notice of termination, which is subject to acceptance by the vendor.

For the three months ended August 31, 2023, the Company recognized a deferred income tax expense of $2.3 million, compared to a deferred income tax expense of $0.1 million for the three months ended August 31, 2022. The deferred tax expense during the three months ended August 31, 2023 resulted from the recognition of a deferred tax liability upon receipt of NevGold Shares pursuant to the Option Agreement, and the remeasurement of common shares of GRC at fair value during the three months ended August 31, 2023. The deferred income tax expense during the three months ended August 31, 2022 was recognized as a result of proceeds received on the grant of the Option Agreement for the Almaden Project exceeding recognized deferred tax assets for the subsidiary which owns the mineral property.

For the three months ended August 31, 2023, the Company recorded an unrealized loss on revaluation of long-term investments of $13.5 million in other comprehensive loss, compared to an unrealized loss of $7.3 million for the three months ended August 31, 2022 as a result of a decrease in the fair value of its long-term investments. The unrealized losses during the three months ended August 31, 2023 and 2022 were offset by deferred income tax recoveries of $1.9 million and $1.0 million respectively, during these periods. The long-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share prices in the market.

During the three months ended August 31, 2023, the Company's net loss was $9.6 million, or $0.05 per share on a basic and diluted basis, of which net loss of $9.1 million was attributable to shareholders of the Company and a net loss of $0.6 million was attributable to non-controlling interests, compared to net loss of $2.9 million during the three months ended August 31, 2022, or $0.02 per share on a basic and diluted basis,

Nine months ended August 31, 2023, compared to the nine months ended August 31, 2022

For the nine months ended August 31, 2023, the Company had an operating loss of $14.5 million, compared to an operating loss of $8.8 million for the same period of 2022. The increase in operating loss was primarily the result of greater activity in US GoldMining, which had an operating loss during the period of $7.8 million, compared to an operating loss of $0.6 million for the same period of 2022. On a consolidated basis, increases in operating losses were the result of an increase in director’s fees, salaries, and benefits, exploration expenses, general and administrative expenses and professional fees, share-based compensation, offset by a recovery on the grant of a mineral property option on the Almaden Project.

General and administrative expenses were $5.9 million in the nine months ended August 31, 2023, compared to $3.4 million in the nine months ended August 31, 2022. The increase was primarily the result of higher investor communications, marketing, travel and regulatory expenses associated with increased activity related to US GoldMining before and after the completion of its IPO.

Directors' fees, salaries and benefits, which includes management and personnel salaries, were $1.4 million in the nine months ended August 31, 2023, compared to $1.0 million in the same period of 2022. The increase was primarily due to the hiring of additional staff, including the Company's VP Exploration and CEO of US GoldMining and the addition of a director to the Company's board.

Exploration expenses were $3.9 million in the nine months ended August 31, 2023, compared to $2.2 million in the nine months ended August 31, 2022. The increase was primarily due to increased activity related to the Whistler, São Jorge and Yarumalito Projects, partially offset by less activity at the La Mina Project.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2023

Non-cash share-based compensation expenses were $2.4 million in the nine months ended August 31, 2023, compared to $1.4 million in the nine months ended August 31, 2022. The increase was primarily the result of a higher number of the Company's options vesting during the nine months ended August 31, 2023 and share-based compensation recorded by US GoldMining, compared to the nine months ended August 31, 2022. Share-based compensation for the nine months ended August 31, 2023 includes $0.4 million recorded by US GoldMining with respect to the vesting of stock options and performance based restricted US GoldMining Shares compared to $nil in the nine months ended August 31, 2022. During the nine months ended August 31, 2023, options were granted to a consultant and a director of the Company, which had a weighted average exercise price of $1.38 per GoldMining Share and were valid for a period of 5 years from their grant dates (nine months ended August 31, 2022: options were granted to employees and consultants of the Company, which had a weighted average exercise price of $1.71 per GoldMining Share and were valid for a period of 5 years from their grant dates).

Consulting fees paid to corporate development, information technology and human resources service providers were $0.2 million in the nine months ended August 31, 2023, compared to $0.2 million in the nine months ended August 31, 2022.

Professional fees were $3.0 million in the nine months ended August 31, 2023, compared to $1.9 million in the nine months ended August 31, 2022. The increase was primarily the result of increased fees for legal, accounting, tax and advisory services, associated with preparations for US GoldMining's IPO.

A recovery on the receipt of mineral property option payments of $2.7 million was recognized by the Company for the nine months ended August 31, 2023, compared to $1.4 million in the nine months ended August 31, 2022. The recovery resulted from the receipt of NevGold Shares as an option payment from NevGold in the amount of $2.7 million for the Almaden Project, which had a carrying value of $nil.

Dividend income was $0.9 million in the nine months ended August 31, 2023, compared to $0.5 million in the nine months ended August 31, 2022. The dividend income was comprised of quarterly cash dividends paid by GRC on December 30, 2022, April 13, 2023, and June 30, 2023.

For the nine months ended August 31, 2023, the Company recognized a loss on recognition of investment in associate of $0.9 million, compared to $nil in the nine months ended August 31, 2022. The loss resulted from the discontinuation of FVTOCI accounting for the Company's investment in NevGold, resulting in $0.9 million being reclassified from other comprehensive income to profit and loss.

For the nine months ended August 31, 2023, the Company recognized a loss on modification of the Company's Facility of $0.4 million, as a result of early repayments of principal on the Company's credit facility in the amount of $9.6 million (US$7.1 million).

Financing costs were $1.3 million in the nine months ended August 31, 2023, compared to $1.3 million in the nine months ended August 31, 2022. Overall, financing costs remained consistent with the prior comparative period as costs associated with a higher interest rate on the Company's Facility were offset by having a lower Facility balance after early principal payments during the period.

For the nine months ended August 31, 2023, the Company recognized a loss on impairment of exploration and evaluation assets for its Surubim Project in the amount of $1.8 million, compared to $nil in the nine months ended August 31, 2022. The Company's Surubim Project consists of the Surubim and Rio Novo concessions located in Para State, Brazil. During the quarter ended August 31, 2023, the Company continued efforts to negotiate an extension for its Rio Novo concessions under the Jarbas Agreement, but after failing to settle, provided the property vendor with a notice of termination, which is subject to acceptance by the vendor.

A deferred income tax expense of $5.2 million was recognized by the Company for the nine months ended August 31, 2023, compared to a deferred income tax recovery of $1.2 million for the nine months ended August 31, 2022. The deferred tax expense during the nine months ended August 31, 2023 resulted from the recognition of a deferred tax liability upon receipt of NevGold Shares pursuant to the Option Agreement, and the remeasurement of common shares of GRC at fair value during the nine months ended August 31, 2023. The deferred income tax recovery during the nine months ended August 31, 2022 was recognized as a result of the Company's loss during the period, reducing the Company's deferred tax liability.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2023

An unrealized loss on revaluation of long-term investments of $33.6 million was recorded by the Company in other comprehensive loss for the nine months ended August 31, 2023, compared to an unrealized loss of $62.9 million for the nine months ended August 31, 2022 as a result of a decrease in the fair value of its long-term investments. The unrealized losses during the nine months ended August 31, 2023 and 2022 were offset by deferred income tax recoveries of $4.6 million and $8.5 million, respectively, during these periods. The long-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share prices in the market.

During the nine months ended August 31, 2023, the Company's net loss was $22.8 million, or $0.13 per share on a basic and diluted basis, of which net loss of $22.1 million was attributable to shareholders of the Company and a net loss of $0.7 million was attributable to non-controlling interests, compared to net loss of $8.8 million during the nine months ended August 31, 2022, or $0.06 per share on a basic and diluted basis.

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated. The Company did not receive any revenues during such periods.

For the quarter ended	Net income (loss)	Basic income (loss) per share	Diluted income (loss) per share
(in thousands of dollars, except per share amounts)	($)	($)	($)
August 31, 2023	(9,624)	(0.05)	(0.05)
May 31, 2023	(7,074)	(0.04)	(0.04)
February 28, 2023	(6,112)	(0.04)	(0.04)
November 30, 2022	(4,385)	(0.03)	(0.03)
August 31, 2022	(2,878)	(0.02)	(0.02)
May 31, 2022	(2,863)	(0.02)	(0.02)
February 28, 2022	(3,074)	(0.02)	(0.02)
November 30, 2021	5,919	0.04	0.04

The Company's fluctuations in net loss from quarter to quarter were mainly related to changes in exploration, permitting and licensing work as well as corporate activities conducted during the respective quarters. During the three months ended August 31, 2023, net loss was higher as a result of US GoldMining's exploration program and other activities. During the three months ended May 31, 2023, and during the three months ended February 28, 2023, net loss was higher compared to other quarters as a result of increased activities and expenses associated with preparations for US GoldMining's IPO and a higher deferred tax expense, primarily associated with the Company's long-term investments. During the three months ended November 30, 2022, net loss was higher compared to other quarters as a result of increased activities and expenses associated with preparations for the US GoldMining's IPO and increased share-based compensation. During the three months ended November 30, 2021, the Company's positive net income was primarily the result of the Company's non-cash gain resulting from re-measuring its retained interest in GRC at the fair value of ownership interest in GRC on November 5, 2021.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2023

Liquidity and Capital Resources

The following table sets forth selected information regarding the Company's financial position for the periods indicated on a consolidated basis and includes the assets and liabilities of US GoldMining as disclosed above under "Other Investments". Cash and cash equivalents of $18.7 million and other assets of $3.8 million held by US GoldMining are solely for the operations of US GoldMining and are not available for use by GoldMining or other subsidiaries of GoldMining.

	As at August 31,	As at November 30,
	2023	2022
(in thousands of dollars)	($)	($)
Cash and cash equivalents	20,805	8,325
Working capital (deficit)	22,746	(1,791)
Long-term investments	42,338	77,839
Total assets	134,252	147,329
Total current liabilities	1,402	10,989
Accounts payable and accrued liabilities	1,008	1,721
Total non-current liabilities	2,014	1,249
Shareholders' equity	130,836	135,091
Non-controlling interests	3,885	-

Capital resources of the Company consist primarily of cash, liquid short-term investments, long-term investments and shares held in NevGold, which are accounted for as an investment in associate. As of August 31, 2023, the Company had cash and cash equivalents totalling $20.8 million compared to $8.3 million at November 30, 2022, and $3.3 million in other current assets compared to $0.9 million at November 30, 2022. This includes cash and cash equivalents held by US GoldMining of $18.6 million compared to $0.1 million at November 30, 2022, and $2.4 million in other current assets held by US GoldMining compared to $0.2 million at November 30, 2022

The increase in cash and cash equivalents was primarily the result of cash proceeds from the ATM Program during the nine months ended August 31, 2023 and net proceeds from US GoldMining's IPO. As of August 31, 2023 the Company had long-term investments of $42.3 million compared to $77.8 million as at November 30, 2022, and held shares in NevGold with a fair value of $5.5 million as at August 31, 2023 compared to $2.3 million as at November 30, 2023. The decrease in the value of long-term investments was primarily the result of a decrease in the market price of GRC shares held by the Company. The increase in the fair value of NevGold shares held by the Company was the result of option payments received during the nine months ended August 31, 2023.

The Company had a margin loan payable of $nil as of August 31, 2023, compared to $8.8 million at November 30, 2022. The decrease was the result of full repayment of all amounts owing under the Facility during the nine months ended August 31, 2023. The Company had accounts payable and accrued liabilities of $1.0 million as of August 31, 2023, compared to $1.7 million at November 30, 2022. The decrease in accounts payable and accrued liabilities of $0.7 million was primarily the result of repayment of professional fees incurred by US GoldMining's for its IPO. As of August 31, 2023, the Company had working capital (current assets less current liabilities) of $22.7 million compared to a working capital deficit of $1.8 million at November 30, 2022. As of August 31, 2023, US GoldMining had working capital of $20.5 million.

In addition to planned work programs described under "Update on Material Properties", certain of the Company's properties, including its Boa Vista, Surubim and La Mina Projects are subject to certain ongoing agreements that require additional payments by the Company and, in order to maintain its properties in good standing, the Company must continue incurring various surface rights lease payments, land fee payments, advance royalty payments, licence application and extension fees and camp maintenance costs. Additional work on projects identified as part of the Strategic Review Process and any future expansion, including the acquisition of additional mineral properties or interests, may require additional financing, including additional equity and/or debt financing. There can be no assurance that such additional financing will be available on acceptable terms or at all.

The Company believes that its cash on hand, holdings of publicly traded securities and its ATM Program will provide sufficient capital resources to meet the Company's obligations over the next 12 months. The Company's ability to meet its obligations and finance exploration and development activities over the long-term will depend on its ability to generate cash flow through the issuance of GoldMining Shares pursuant to equity financings and/or short-term or long-term loans and debt financings. The Company's growth and success is dependent on external sources of financing, which may not be available on acceptable terms or at all. Refer to "Liquidity Risk" below.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2023

Contractual Obligations

The following table summarizes the Company's contractual obligations as at August 31, 2023, including payments due for each of the next five years and thereafter.

	Payments Due by Period
Contractual Obligations (in thousands of dollars)	Total ($)	Less than 1 year ($)	1 – 3 years ($)	3 – 5 years ($)	After 5 years ($)
Office and Storage Leases	1,054	331	521	202	-
Land Access Agreement	9	9	-	-	-
Mineral Rights Agreement - Boa Vista Project(1)	878	878	-	-	-
Mineral Property Option Agreement - Surubim Project(2)	849	849	-	-	-
Total Contractual Obligations	2,790	2,067	521	202	-
(1)	Payment is converted from R$3.22 million to C$0.88 million using the period end exchange rate of R$3.6684/C$1.
(2)	Payment is converted from US$0.63 million to C$0.85 million using the period end exchange rate of US$0.7403/C$1.

General and Administrative

The Company is currently renting or leasing various offices and storage facilities located in Canada, USA, Brazil, Colombia and Peru with total contractual payments of $0.1 million.

Commitments

Boa Vista Joint Venture Project

The Company holds an 84.05% interest in Boa Vista Gold Inc. ("BVG"), a corporation formed under the laws of British Virgin Islands, holds the rights to the Boa Vista Gold Project (the "Boa Vista Project") located in Pará State, Brazil.

Pursuant to the terms of a shareholder's agreement among Brazilian Gold Corp ("BGC"), a subsidiary of the Company, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of BVG, and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on August 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holdings in BVG drop below 10%.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3.62 million in September 2018 to the counterparty thereunder. In August 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payment. As a result of the amended terms of the mineral rights agreement, GT paid R$0.40 million in August 2019 to the counterparty and a further R$3.22 million ($0.84 million) was due in December 2022. If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2023

The Company is actively negotiating to modify the payment that was due in December 2022 to a mutually agreeable alternative, including seeking terms to extend the time period for making a final payment.

Surubim Project

Altoro Agreement

Pursuant to an option agreement between the Company's subsidiary and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, the Company's subsidiary was granted the option to acquire certain exploration licenses for aggregate consideration of US$0.85 million. Pursuant to this agreement, a cash payment of US$0.65 million is payable upon ANM granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. In August 2023, the Company obtained a resolution from the mining authority approving the integration of both concession contracts into one single concession. Surface rights over a portion of the La Garrucha concession contract are subject to a surface rights lease agreement and an option agreement. The Company completed the terms of the agreement required to lease the surface rights over a portion of the La Garrucha concession contract in December 2022.

In addition, pursuant to an option agreement entered into by the Company's subsidiary on November 18, 2016, amended April 4, 2017, November 5, 2018, July 10, 2020 and September 27, 2022, the Company can acquire surface rights over a portion of the La Garrucha concession by making the following remaining committed payments:

●	US$0.16 million in December 2023.
●	US$0.16 million in May 2024.

Whistler Project

In June 2023, US GoldMining entered into an agreement with a technical consultant for the management of an exploration program for the Whistler Project. The agreement included an approved work order totaling $7.1 million (US$5.3 million), for the period of June 1, 2023 to February 29, 2024, which may be paused, postponed or terminated by either party with 30 days written notice. As at August 31, 2023, US GoldMining has paid the technical consultant $4.5 million (US$3.4 million) towards the approved work order.

Cash Flows

Operating Activities

Net cash used in operating activities during the nine months ended August 31, 2023, was $16.4 million, compared to $7.8 million in the nine months ended August 31, 2022. Significant operating expenditures during the current period included general and administrative expenses, directors' fees, salaries and benefits, professional fees and exploration expenditures. The increase of net cash used in operating activities is primarily due to the Company's increase in general and administrative expenses, exploration expenditures, and professional fees, which includes increased costs associated with the IPO of US GoldMining.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2023

Investing Activities

Net cash used in investing activities during the nine months ended August 31, 2023 was $3.7 million, compared to $5.2 million during the nine months ended August 31, 2022. Net cash used in investing activities during the nine months ended August 31, 2023 was primarily related to investment in NevGold shares in the amount of $1.3 million compared to $1.0 million during the nine months ended August 31, 2022, investment in GRC shares in the amount of $0.7 million compared to $4.0 million during the nine months ended August 31, 2022, construction of camp structures of $1.3 million compared to $nil during the nine months ended August 31, 2022, and investments in exploration and evaluation assets as option payments of $0.4 million were made for the La Garrucha concession compared to $nil during the nine months ended August 31, 2022.

Financing Activities

Net cash provided by financing activities during the nine months ended August 31, 2023, was $32.8 million, compared to $5.3 million during the nine months ended August 31, 2022. Net cash provided by financing activities was primarily related to net cash proceeds received from the Company's At-the-Market offering during the nine months ended August 31, 2023 in the amount of $17.2 million compared to $9.0 million in the same period of the prior year, net proceeds received from US GoldMining's IPO of $24.3 million compared to $nil during the nine months ended August 31, 2022, open market purchases of US GoldMining shares of $3.4 million compared to $nil during the nine months ended August 31, 2022, proceeds received from US GoldMining warrant exercises of $4.5 million compared to $nil during the nine months ended August 31, 2022, exercise of options during the nine months ended August 31, 2023 in the amount of $0.8 million compared to $1.1 million during the nine months ended August 31, 2022, interest paid on the margin loan of $0.9 million compared to $0.9 million during the nine months ended August 31, 2022, and a principal repayment of margin loan in the amount of $9.6 million compared to $3.7 million during the nine months ended August 31, 2022.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future affect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

During the three and nine months ended August 31, 2023, the Company incurred related party transactions of:

●

$0.14 million and $0.19 million, respectively, compared to $0.05 million and $0.15 million, respectively, for the three and nine months ended August 31, 2022, for general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of one of the Company's Co-Chairman and are within industry standards. As at August 31, 2023, prepaid expenses includes $0.36 million (November 30, 2022: $nil) in service fees paid to such entity.

Related party transactions are based on the amounts agreed to by the parties. During the three and nine months ended August 31, 2023, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2023

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and include management and directors' fees and share-based compensation, which are described below for the three and nine months ended August 31, 2023:

	For the three months ended		For the nine months ended
	August 31,		August 31,
	2023	2022	2023	2022
(in thousands of dollars)	($)	($)	($)	($)
Management fees	48	43	143	125
Director and officer fees	114	141	322	309
Share-based compensation	231	151	1,254	808
Total	393	335	1,719	1,242

As at August 31, 2023, $0.03 million was payable to key management personnel for services provided to the Company compared to $0.2 million as at November 30, 2022. Compensation is comprised entirely of salaries, fees and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer and the Chief Financial Officer.

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are as follows:

Existence of impairment indicators for exploration and evaluation assets

In accordance with the Company's accounting policy, all direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. There is no certainty that costs incurred to acquire exploration rights will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date. As at August 31, 2023, the Company concluded no impairment indicators exist for any of its exploration and evaluation assets.

Changes in, and Initial Adoption of, Accounting Policies

The accounting policies adopted are consistent with those of the previous financial year, except as follows:

Assets under construction

Assets under construction consists of expenditures incurred for the rehabilitation of existing Whistler Project camp facilities and the construction of additional facilities. Costs incurred during construction that are directly attributable to bringing an asset into working condition for its intended use are capitalized; costs that are not necessary in readying an asset for use are recognized as an expense as incurred. Assets under construction are transferred to other respective asset classes and are depreciated when they are completed and available for use.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2023

Financial Instruments and Risk Management

The Company's financial assets include cash and cash equivalents, restricted cash, short-term investment, reclamation deposits and long-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture and due to related parties. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, restricted cash, accounts payable and accrued liabilities, due to joint venture and due to related parties approximate fair value due to their short terms to settlement. The Company's short-term investments and long-term investments in common shares of equity securities are measured at fair value on a recurring basis and classified as Level 1 within the fair value hierarchy. The fair value of short-term and long-term investments is based on the quoted market price of the short-term and long-term investments. The fair value of warrants to purchase shares in NevGold were initially determined on a residual basis and subsequently measured using the Black-Scholes valuation model. The significant inputs used are readily available in public markets and therefore have been classified as level 2. Inputs used in the Black-Scholes model for the valuation of the warrants include risk-free interest rate, volatility, and dividend yield.

Financial Risk Management Objectives and Policies

The financial risks arising from the Company's operations are currency risk, interest rate risk, credit risk, liquidity risk and equity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with the Company's financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at August 31,	As at November 30,
	2023	2022
(in thousands of dollars)	($)	($)
Assets
United States Dollar	60,902	80,053
Brazilian Real	13	44
Colombian Peso	164	392
Total	61,079	80,489

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States dollars and total $0.2 million.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2023

The impact of a Canadian dollar change against the United States dollar on the investment in GRC by 10% at August 31, 2023 would have an impact, net of tax, of approximately $3.7 million on other comprehensive loss for the nine months ended August 31, 2023. The impact of a Canadian dollar change against the United States dollar on the Company's other financial instruments based on balances at August 31, 2023 would have an impact of $1.9 million on net loss for the nine months ended August 31, 2023.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in interest rates. The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and cash equivalents, restricted cash, term deposits and lease liabilities, which bear interest at fixed rates. The interest rate risks on the Company's cash and cash equivalents, restricted cash and lease liabilities are minimal. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balances by holding cash and cash equivalents and restricted cash with Schedule I chartered banks in Canada and their US affiliates. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents and restricted cash in excess of the amount of government deposit insurance coverage for each financial institution. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  As at August 31, 2023, the Company has working capital (current assets less current liabilities) of $22.7 million.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities, and withholding taxes payable are expected to be realized or settled within a one-year period. US GoldMining's cash and cash equivalents and restricted cash of $18.7 million and other assets of $3.8 million are not available for use by GoldMining or other subsidiaries of GoldMining.

The Company has current cash and cash equivalent balances, access to its ATM Program, whereby the Company has the ability to issue shares for cash, and ownership of liquid assets at its disposal. The Company owns 9.88 million shares and 0.12 million warrants of NASDAQ listed US GoldMining (closing share and warrant trading prices as of August 31, 2023 of US$9.98 and US$2.57, respectively, with a fair value of US$98.9 million), 21.43 million shares of NYSE listed Gold Royalty Corp. (closing share price as of August 31, 2023 of US$1.46 reflects a fair value of US$31.3 million), 16.67 million shares of NevGold (fair value of $5.5 million) and received dividends of $0.9 million from GRC during the nine months ended August 31, 2023. GoldMining believes that its cash on hand, ability to enter into future borrowings collateralized by US GoldMining, GRC and NevGold shares and access to its ATM Program will enable the Company to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding its long-term investments. The Company does not actively trade its long-term investments. The equity prices of its long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at August 31, 2023, a 10% change in the equity prices of its long-term investments would have an impact, net of tax, of approximately $3.7 million on other comprehensive loss for the nine months ended August 31, 2023.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2023

Outstanding Share Data

As of the date hereof, the Company has 176,838,281 GoldMining Shares outstanding. In addition, the following options and restricted share rights outstanding are summarized below.

Share Options

The outstanding share options to purchase GoldMining Shares as of the date of this MD&A are as follows:

Expiry Date	Exercise/Grant Price ($)	Number Outstanding
November 26, 2023	0.78	1,755,000
January 2, 2024	0.78	2,500
January 14, 2024	0.95	50,000
April 10, 2024	0.94	5,000
June 25, 2024	0.96	25,000
August 7, 2024	1.05	1,821,750
November 25, 2024	1.05	230,250
July 8, 2025	2.28	50,000
August 1, 2025	2.22	150,000
August 31, 2025	3.38	50,000
September 24, 2025	2.86	200,000
November 19, 2025	2.88	1,515,000
August 25, 2026	1.52	100,000
November 11, 2026	1.83	2,498,750
November 24, 2026	1.84	140,000
December 7, 2026	1.57	25,000
January 17, 2027	1.98	18,945
January 18, 2027	2.01	50,000
April 7, 2027	2.07	100,000
June 20, 2027	1.46	25,000
July 7, 2027	1.17	25,000
July 15, 2027	1.18	75,000
October 24, 2027	1.18	5,000
November 24, 2027	1.60	4,118,000
May 8, 2028	1.45	50,000
May 24, 2028	1.34	75,000
		13,160,195

Each option entitles the holder thereof to purchase one GoldMining Share.

Restricted Share Rights

As of the date of this MD&A, there are 43,750 restricted share rights outstanding, which are convertible into 43,750 GoldMining Shares in accordance with their terms.

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP"). The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

GoldMining Inc. Management's Discussion and Analysis For the three and nine months ended August 31, 2023

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three and nine months ended August 31, 2023 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three and nine months ended August 31, 2023 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Risk Factors

A discussion of risk factors is included in the AIF and other filings with the Canadian Regulatory Authorities available on SEDAR+ at www.sedarplus.ca.

Additional Information

Additional information regarding the Company, including the Company's AIF, are available under the Company's profile at www.sedarplus.ca.